345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990 www.loeb.com

April 8, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Geoffrey Kruczek

Re: Global Consumer Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Filed February 11, 2022
File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”), we are hereby responding to the letter dated March 11, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 11, 2022, File No. 001-40468 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy on Schedule 14A filed February 11, 2022

Interested Director and Stockholder, page 1

1.	Please address whether and how the conflicts of interest with Mr. Gautham Pai impacted your search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 1 of the Amended Proxy Statement.

Questions and Answers About the Proposals, page 3

2.	We note that certain shareholders agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.

RESPONSE: No consideration was paid by any person in exchange for their agreement to waive their redemption rights with respect to any shares of GACQ capital stock they may hold.

3.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Also, given Mr. Pai’s ownership of a target company, disclose the number and quantify the value of the securities he will receive in the transaction. In this regard, please explain how you arrived at the number and percentages disclosed in the first risk factor on page 60.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 8 of the Amended Proxy Statement and has provided corrective disclosure on page 72 of the Amended Proxy Statement.

4.	Please revise to explicitly highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 6 of the Amended Proxy Statement.

5.	Please include a discussion here about how the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 8 of the Amended Proxy Statement.

Summary of this Proxy Statement

Parties to the Business Combinations, page 14

6.	Please balance the disclosures related to Luminex to disclose their historical results of operations and financial condition. Please ensure the disclosures address and quantify: losses incurred, including material asset impairments; the negative trend in sales during the interim period; and significant debt balances.

RESPONSE: Changes in response to the Staff’s comment are reflected on pages 15-16 of the Amended Proxy Statement.

7.	Please balance the disclosures related to GP Global to disclose their historical results of operations and financial condition. Please ensure the disclosures address and quantify: losses incurred; the negative trend in revenue during the most recent fiscal year; significant short-term and long-term debt balances; and the significant stockholders’ deficit. In addition, please revise the risk factor related to GP Global’s debt on page 47, to quantify short-term and long-term debt balances as of the most recent balance sheet date.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 17 and 55 of the Amended Proxy Statement.

The Business Combinations, page 16

8.	Based on GP Global’s revenues, results of operations, and financial condition relative to Luminex, please more fully address and explain the determination of GP Global’s enterprise value relative to Luminex’s enterprise value.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 19 of the Amended Proxy Statement.

9.	Please revise to clarify whether redemption rights are available for each merger transaction. Also disclose if there is any minimum cash condition related to each merger transaction.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 99 of the Amended Proxy Statement to clarify that redemption rights are available with respect to each of the transactions; however, since the Luminex transaction is a prerequisite to the GP Global transaction, if the Luminex transaction is not consummated, then no business combination will be completed and no redemptions will occur.

RESPONSE: There is no minimum cash condition related to either merger transaction.

Cautionary Note Regarding Forward-Looking Statements, page 26

10.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

RESPONSE: The Company acknowledges the Staff’s comment and has provided qualifying language beginning on page 35 of the Amended Proxy Statement.

Risk Factors, page 28

11.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure beginning on page 72 of the Amended Proxy Statement.

Risks Related to GP Global’s Business and Operations

Pursuant to the completion of the Business Combination, we may be required to take write- downs or write-offs ..., page 48

12.	We note the disclosure states GP Global has identified certain assets on their balance sheet that need to be written-down or written-off. Please quantify and disclose the specific nature of the assets. Please also clarify and explain why the impairments are not recorded in the historical financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page 56 of the Amended Proxy Statement to indicate that GP Global has no identified assets which are pending write-down or write-off as per the last audited historical financial statements

Anti-takeover provisions contained in the Proposed Charter, page 65

13.	Please revise to highlight here each of the anti-takeover provisions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised to highlight each of the anti-takeover provisions language beginning on page 75 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 69

14.	We note that on December 13, 2021, GACQ entered into Stock Purchase Agreements to acquire Luminex and GP Global. We also note that the consummation of the Luminex Acquisition is not conditioned on the consummation of the GP Global Acquisition; however, the GP Global Acquisition is conditioned on the consummation of the Luminex Acquisition. Due to the fact that the Luminex Acquisition may occur, without the GP Global Acquisition, it appears to us you should present an additional set of pro forma financial statements that reflect the acquisition of Luminex, on a no redemption and maximum redemption basis, without the acquisition of GP Global since such a scenario is also a potential outcome of the shareholder votes. Refer to Rules 11-02(a)(10) and 11- 02(b)(4) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has provided an additional set of pro forma financial statements that reflect the acquisition of Luminex, on a minimum redemption and maximum redemption basis, without the acquisition of GP Global, beginning on page 79 of the Amended Proxy Statement.

15.	We note that because GACQ’s fiscal year-end is December 31, Luminex’s fiscal year-end is February 28, and GP Global’s fiscal year-end is March 31, in order for information as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020 to be comparable, Luminex’s and GP Global’s financial information was adjusted and determined based on information as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020. In order for shareholders to better assess and understand how the financial information for Luminex and GP Global, included in the pro forma financial statements, correlates to each entities historical financial statements presented in the proxy statement, please provide footnotes to the pro forma financial statements that demonstrate how the financial information for both Luminex and GP Global was determined for each period. It appears to us the disclosures should be presented in columnar format beginning with each entities historical annual or interim period presented in their historical financial statements with additional columns adding and/or subtracting each additional period required to determine the comparative annual and interim periods included in the pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested footnotes and additional disclosures in columnar format beginning on page 88 of the Amended Proxy Statement.

16.	We note the disclosures related to the scenario Assuming Minimum Additional Redemptions, which assumes no shares of GACQ common stock are redeemed, and the scenario Assuming Maximum Redemptions, which assumes the redemption of 10.7 million shares of GACQ common stock at $10.00 per share, for an aggregate payment of approximately $100.8 million from the Trust Account. To the extent accurate, please confirm and clarify that if GACQ’s redemptions exceed 10.7 million shares, the Business Combinations will not occur. In addition, please more fully explain how the maximum redemption amount was determined, including how that level of redemptions results in GACQ retaining at least $5,000,001 in net tangible assets.

RESPONSE: The Company acknowledges the Staff’s comment and has clarified on page 80 of the Amended Proxy Statement that there is no limitation on the Business Combinations occurring if GACQ’s redemptions exceed the maximum redemption amount and has explained how the maximum redemption amount was determined on page 80 of the Amended Proxy Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 - Basis of Presentation, page 77

17.	We note your disclosure that the Business Combination between GACQ and Luminex is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer and that tangible and intangible assets will be recorded at fair value and goodwill, if any, will be recorded. We also note your disclosure that for purposes of the unaudited pro forma condensed combined financial information you have not determined such adjustments, including the impact to the pro forma balance sheet as well as the potential amortization of intangibles to the pro forma statements of operations, if any, and as such, the pro forma balance sheet and pro forma statement of operations could be materially different. Please revise the pro forma financial statements to include all the pro forma adjustments and disclosures required by Rules 11-02(a)(6), 11-02(a)(8), and 11- 02(a)(11) of Regulation S-X. In addition, based on disclosures that the purchase price for Luminex may range between $160 million and $200 million, please also revise the notes to the pro forma financial statements to quantify and discuss the impact of potential changes in the purchase price as required by Rule 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the pro forma information beginning on page 79 of the Amended Proxy Statement.

18.	We note your disclosure that notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination between GACQ and GP Global is expected to be accounted for as a reverse acquisition because GP Global has been determined to be the accounting acquirer. Please provide us a comprehensive analysis regarding how you determined GP Global will be the accounting acquirer under both the no redemption and maximum redemption scenarios. Please be advised that since the acquisition of GP Global is conditioned on the consummation of the acquisition of Luminex, it appears to us that any analysis of the determination of the accounting acquirer should be based on GP Global and GACQ, subsequent to the acquisition of Luminex.

RESPONSE: The Company acknowledges the Staff’s comment and replies as follows:

Luminex, headquartered in the U.S. – formed through the merger of Candle-lite, a portfolio company of Centre Lane Partners, and PartyLite, a portfolio company of Carlyle Investment Management is a market leader in branded and private label solutions in Air Care in North America with top retailers as customers, with a heritage of 180+ years in manufacturing candles, as well as substantial direct to consumer presence in Europe through a combination of online and agency models. Based on the above, we have concluded that Luminex is business under ASC 805, as, for example, it has inputs, processes and outputs.

As the acquisition of Luminex is a condition for the GP Global acquisition (which means it needs to come before the GP Global acquisition), GACQ will be an business when it aquires GP Global because it will include Luminex, which is a business.

We have determined that GP Global is the accounting acquirer based on the following analysis as outlined in ASC 805-10-55-12.

A. Post business combination the public shareholders as a group hold the largest portion of the voting rights. However, we believe Mr. Pai has significant influence due to his: 1) 38.1 % interest in GACQ through his 100% interest in GP Global, 2) 2% interest in GACQ through his 15.2% interest in the Sponsor shares and 3) his role as Co-Chairman of the Board of GACQ. As such, this test points to GP Global as the acquirer.

B. As noted above, post business combination, the target (GP Global) shareholder owns 40% of the combined entity while the public shares are held by many shareholders with no public shareholder holding more than 10%. As such, the target shareholder is the largest minority shareholder. As such, this test points to GP Global as the acquirer.

C. Board of Directors is determined by a majority vote of the shareholders. Mr. Pai has a 40% total interest. Mr. Pai is also Co-Chairman of the Board of Directors. As such we believe Mr. Pai has significant influence in determining a majority of the Board of Directors.

D. A majority of senior management is comprised of legacy GP Global employees, specifically the chief executive officer and the chief marketing officer. A chief financial officer had not been named yet and the chief operating officer was a GL Global employee many years ago. As such this test points to GP Global as the acquirer.

19.	We note your disclosure that under the reverse acquisition model, the Business Combination with GP Global will be treated as GP Global issuing equity for GACQ, with tangible and intangible assets recorded at fair value and goodwill, if any, recorded. We also note your disclosure that for purposes of the unaudited pro forma condensed combined financial information you have not determined such adjustments, including the impact to the pro forma balance sheet as well as the potential amortization of intangibles to the pro forma of operations, if any, and as such, the pro forma balance sheet and pro forma statement of operations could be materially different. Please revise the pro forma financial statements to include all the pro forma adjustments and disclosures required by Rules 11-02(a)(6), 11-02(a)(8), and 11-02(a)(11) of Regulation S-X. In addition, to the extent the purchase price may change, please also revise the notes to the pro forma financial statements to quantify and discuss the impact of potential changes in the purchase price as required by Rule 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the pro forma footnotes accordingly beginning on page 89 of the Amended Proxy Statement.

Note 3 - Transaction Accounting Adjustments to the Unaudited Pro Forma Balance Sheet , page 78

20.	Refer to Note 3(C). Please reflect the impact of transaction costs in the pro forma statement of operations, to the extent required. In addition, we note disclosure on page six that GACQ expects to spend approximately $12 million towards the Business Combinations. Please clarify or revise the inconsistency in this amount and the amount disclosed in the pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has provided further detail and a reconciliation in Note 3(C) to the Unaudited Pro Forma Balance Sheet.

21.	Refer to Note 3(E). We note the disclosure that $127 million of GP Global’s net debt will be assumed as consideration for the reverse acquisition and we also note a portion of GP Global’s debt appears to be eliminated through additional paid-in capital. Please more fully disclose and discuss the facts and circumstances regarding the elimination of GP Global debt.

RESPONSE: The Company acknowledges the Staff’s comment and has more fully disclosed and discussed the facts and circumstances regarding the elimination of the GL Global debt in Note 3(E) to the Unaudited Pro Forma Balance Sheet.

22.	Refer to Note 3(F), which assumes the issuance of 10 million shares of GACQ’s common stock to private PIPE investors at $10 per share. Please clarify if the PIPE investment is firmly committed and if the acquisitions are conditioned on the receipt of PIPE proceeds. If not, please explain to us how you determined this adjustment is appropriately presented in the pro forma financial statements based on the requirements of Rule 11-02(b)(4) of Regulations S-X. In addition, please clarify why no expenses associated with the PIPE investment are reflected in the pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has eliminated a discussion of the PIPE Please also see our response to Comment 66 below.

23.	Refer to Notes 3(I) and 3(J). We note that you have not yet determined related amounts. Please be advised that the purpose of pro forma financial statements is to reflect the impact of proposed transactions. Please revise the pro forma financial statements to include all the adjustments required by Rule 11-02(a)(6) of Regulation S-X and all the disclosures required by Rules 11-02(a)(8) and 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has determined the amounts for 3(I) and 3(J) and updated the pro forma information. See Notes 3(H) and 3(I).

24.	Refer to note 3(L) and Note 4(CC). Please clarify the terms under which the minority shareholders are being bought out by GP Global. Absent an agreement from the minority shareholders to contribute cash to GP Global, it is not clear to us how this adjustment will result in an increase in cash. to the extent the minority shareholders are being bought out, it is also not clear to us why any allocations to minority shareholders continue to be reflected in the annual and interim pro forma statements of income. Please clarify or revise as appropriate. Also, please appropriately label and identify adjustment (CC) on page 75.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the transaction terms have changed and the minority shareholders are no longer being bought out pre business combination.

Note 4 - Transaction Accounting Adjustments to the Unaudited Pro Forma Statement of Operations, page 79

25.	Refer to Note 4(BB). Based on Luminex’s historical financial statements, it is not clear to us when or why a tax benefit was recorded by Luminex. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff's comment and the updated Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021 do not show a tax benefit, but a tax expense. Please see the updated Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021 on pages 78-93 of the Amended Proxy Statement.

Comparative Per Share Information, page 81

26.	The disclosure that the weighted average shares outstanding and earnings (loss) per share information reflect the Business Combinations as if they had been consummated on January 1, 2021 is not consistent with the disclosure in the pro forma financial statements that indicates amounts reflect the Business Combinations as if they had been consummated on January 1, 2020. Please ensure updated disclosures are consistent.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to reflect the proper date.

27.	We note the comparative share information included in this section assumes two redemption scenarios. Please revise to show a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to show a range of redemption scenarios beginning on page 95 of the Amended Proxy Statement.

Further Business Combination Discussions with GP Global, page 93

28.	Your disclosures under Proposal 1 and Proposal 2 repeat a substantial amount of disclosure, such as the list of targets considered and the “further discussions” with GP Global and Luminex. Please consider revising to eliminate unnecessary duplication.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in Proposal 1 and Proposal 2 to eliminate duplication.

Further Business Combination Discussions with GP Global, page 110

29.	Please clarify the conclusion presented by BDO at the January 26, 2022 meeting. From the disclosure beginning on page 114, it appears each of the equity values of GP Global is below the amount of consideration to be provided. Also, it appears the BDO opinion is not addressed in the disclosure beginning on page 126. Please explain whether and, if so, how the board considered that opinion in recommending approval of the transaction.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on page 122 of the Amended Proxy Statement and the Company has revised the disclosure on page 138 to clarify the role that the fairness opinion played in board deliberations.

Opinion of BDO USA, LLP, page 114

30.	We note the statement that “BDO’s opinion may not be relied upon by any other person.” Please revise to eliminate this limitation on the use of the opinion.

RESPONSE: The Company acknowledges the Staff’s comment and has deleted the referenced sentence from the Amended Proxy Statement.

Certain Prospective Financial Information, page 118

31.	Please substantially revise the disclosure in this section. As one example, the sentence preceding the table indicates no separate projections were prepared; however, the paragraph after the table indicates each target company prepared projections. We also note disclosure on page 94, for example, and throughout your disclosure regarding proposals 1 and 2 that GP Global and Luminex each prepared projections and financial models. Please reconcile. If separate projections were prepared by each target, disclose those projections and all material assumptions and estimates on which they were based. Ensure your revisions adequately explain why the basis of the projections is reasonable. Conversely, if only the projections in the table were prepared, discuss how they were prepared if no separate forecasts from each target company were prepared. We may have additional comments after reviewing your response and revisions.

RESPONSE: The Company acknowledges the Staff’s comment and has substantially revised the disclosure beginning on page 128 of the Amended Proxy Statement.

32.	Please reconcile your disclosure here and on pages 95, 115 and 117 regarding who prepared the forecasted financial information.

RESPONSE: The Company acknowledges the Staff’s comment and has revised and reconciled the disclosure beginning on page 128 of the Amended Proxy Statement.

Miscellaneous, page 118

33.	Disclose the amount of the fee paid and/or to be paid to BDO for its fairness opinion.

RESPONSE: The Company acknowledges the Staff’s comment and has disclosed the BDO fee on page 128 of the Amended Proxy Statement.

The GACQ Boards Reasons for the Approval of the GP Global Business Combination, page 126

34.	Please revise to clarify whether and how the board considered material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure and provided such clarification beginning on page 8 of the Amended Proxy Statement.

35.	Explain the reference to “Life Co Business Combination.”

RESPONSE: The Company acknowledges the Staff’s comment and has corrected the reference on page 138 of the Amended Proxy Statement.

Director Independence, page 161

36.	Please expand to clarify how you determined that each director is independent. Cite all authority on which you rely.

RESPONSE: The Company acknowledges the Staff’s comment and provided clarification on page 172 of the Amended Proxy Statement.

Information about Luminex, page 165

37.	Please separately disclose the amount or percentage of sales attributable to each significant retail customer during the periods presented on page 166. In addition, based on the materiality of sales attributable to significant customers, please tell us your consideration for identifying the customers in the proxy statement.

RESPONSE: Changes in response to the Staff’s comment are reflected on page 37 and 177 of the Amended Proxy Statement.

Overview, page 165

38.	Please clarify how the products “inspire, enhance, and improve [purchasers’] creativity and personal well-being.”

RESPONSE: The Company acknowledges the Staff’s comment and has deleted the referenced statement from the Amended Proxy Statement.

Information About GP Global, page 186

39.	Please disclose the amount or percentage of revenue attributable to each significant customer during each period presented. In addition, based on the materiality of revenue attributable to significant customers, please tell us your consideration for identifying the customers in the proxy statement. Also, please revise the related risk factor on page 39, to quantify the amount or percentage of revenue attributable to significant customers during each period presented and to quantify and discuss the material decrease in revenue attributable to significant customers during the most recent fiscal year.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 18 and page 47 of the Amended Proxy Statement.

40.	Please discuss the material terms of the Febreze license you highlight in your disclosure, including the term and any termination provisions and the rights and obligations of the parties.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 200 of the Amended Proxy Statement.

Industry Overview & Market Opportunities, page 188

41.	Refer to the statements in the table about “expansion planned.” Please clarify the nature of the expansion, its status, expected timing and anticipated source of capital.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure in the footnotes to the table on page 202 of the Amended Proxy Statement.

Valuable, Hard-to-Replicate Global Sourcing, Manufacturing and Distribution Network, page 195

42.	Clarify the reference to “China Plus One” and how it relates to your business.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 208 of the Amended Proxy Statement.

Consumer demand patterns, page 198

43.	Please clarify the first sentence of this section, including the “shift” and how that shift benefitted the company. Ensure your revisions are consistent with the disclosure regarding your results of operations, including the reasons underlying material changes for the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on page 211 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GP Global

Results of Operations, page 200

44.	Please revise the disclosures related to current interim period operating results to also present and discuss changes in results relative to results of the corresponding interim period of the preceding fiscal year. For example, when you discuss results of operations for the interim period ended September 30, 2021 you should also present and discuss changes in the results relative to the interim period ended September 30, 2020.

RESPONSE: The disclosures and changes pertaining to the operations of the corresponding interim period ended (December 31, 2021) have been incorporated in the MD&A in the Amended Proxy Statement.

45.

We note disclosures on page 204 related to “exceptional items” in cost of revenues, including disclosures excluding such costs. We also note such costs are eliminated from the non-GAAP performance measure, Adjusted EBITDA, on page 206. It is not clear to us why it is appropriate to identify and segregate certain cost of revenues as “exceptional items” or eliminate them from a non-GAAP performance measure. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has provided further clarity on page 217-218 of the Amended Proxy Statement. In addition, the exclusion of exceptional items under the Cost of Revenue heading has been removed to reflect the exceptional items under the Adjusted EBITDA only.

46.	We note disclosures on page 205 related to the reversal of interest accrued on inter- company accounts payable. It is not clear to us why inter-company interest expense would be accrued or reversed in the consolidated financial statements. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested clarification on page 215 of the Amended Proxy Statement.

Liquidity and Capital Resources, page 207

47.	Please disclose and discuss your liquidity and capital resources for all periods, including the current interim period and the corresponding interim period of the preceding fiscal year. Please ensure the disclosures quantify and disclose total outstanding balances and maturity terms of short-term and long-term debt as of the most recent balance sheet date.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 220 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of GACQ and The Combined Company, page 216

48.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Highbridge Capital Management, LLC, Polar Asset Management Partners, Inc., and Yakira Capital Management, Inc.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure in the footnotes to the table on page 235 of the Amended Proxy Statement.

GP Globals Relationships and Related Party Transactions, page 223

49.	Please update the disclosure in this section to be as of the most recent practicable date.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 239 of the Amended Proxy Statement.

Index to Financial Statements, page F-1

50.	Please ensure the references in the index correspond to the correct financial statements. For example, it appears to us the Audited Financial Statements of Luminex Home Decor & Fragrance Holding Corporation begin on page F-38.

RESPONSE: The Company acknowledges the Staff’s comment and has ensured that the references in the index correspond to the correct financial statements

51.	Please provide updated historical financial statements and related disclosures for GACQ, Luminex, and GP Global to the extent required by Rule 8-08 and Article 3 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the historical financial statements and related disclosures for each of GACQ, Luminex, and GP Global.

Luminex - Consolidated Financial Statements

Note 10 - Retirement Plans, page F-59

52.	We note Luminex’s Employee Phantom Stock Units vest immediately upon a change of control. Please tell us why pro forma adjustments for the associated compensation expense are not reflected in the pro forma financial statements.

RESPONSE: Changes in response to the Staff’s comment are reflected on page F-24 of the Amended Proxy Statement.

GP Global - Consolidated Financial Statements

General, page F-88

53.	Please revise GP Global’s interim financial statements to provide comparative statements for the corresponding interim period of the preceding fiscal year as required by Articles 3 and 10 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure beginning on page F-91 of the Amended Proxy Statement.

54.	We note additional financial statements are presented on pages F-122 and F-123 and F- 153 through F-155; however, it is not clear to us why they are presented. Please clarify or revise.

RESPONSE: The financial statements presented on pages F-122 and F-123 and F-153 through F-155 have been removed from the amended Proxy Statement.

Statements of Consolidated Cash Flows, page F-94

55.	It is not clear to us why subtotals are presented under cash flows from operating activities here and on page F-129. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has deleted subtotals from this disclosure in the Amended Proxy Statement.

2 Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-100

56.	We note disclosures related to significant account receivable balances on pages F-101 and F-136; however, please provide the disclosures required by ASC 280-10-50-42. Based on disclosures in MD&A, it appears to us that GP Global had at least two significant customers during the periods presented.

RESPONSE: The Company has provided the requested disclosure in F-103 in the Amended Proxy Statement.

12 Long-Term Debt, page F-108

57.	It is not clear to us why the disclosures related to debt maturities on page F-110 exclude loans payable to affiliated company. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure in Note 12 - Long Term Debt beginning page F-110 of the Amended Proxy Statement.

20 Subsequent Events, page F-118

58.

We note disclosures in Note 20 on page F-118 and in Note 12 on page F-142 related to an investment and the debt restructurings, please more fully address the following:

●      Explain the conversion terms of the convertible debentures issued by PIL to an affiliate of Bain and clarify how you determined the appropriate accounting. Specifically address what the debt is convertible into, the terms of conversion, the potential impact conversion could have of on GP Global’s interest in PIL, and the potential impact that could have on the consolidated financial statements;

●       Explain the conversion terms of the convertible debentures issued by MVP to Bank of Baroda and clarify how you determined the appropriate accounting. Specifically address what the debt is convertible into, the terms of conversion, the potential impact conversion could have of on GP Global’s interest in MVP, and the potential impact that could have on the consolidated financial statements; and

●       Explain the impact of and accounting for the debt restructurings.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure in Note 12 - Long Term Debt beginning page F-110 of the Amended Proxy Statement.

22 Deconsolidation of Subsidiary, page F-120

59.	Please disclose how GP Global lost control of its subsidiary and discuss the significance of this subsidiary to the consolidated financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on page F-86 of the Amended Proxy Statement.

General

60.	Please provide an organizational chart or other visual representation of your structure assuming that the initial business combination transactions have occurred.

RESPONSE: The Company acknowledges the Staff’s comment and has provided a post-business combination organizational chart on page 28 of the Amended Proxy Statement.

61.	Please disclose the sponsor and its affiliates ownership in the combined company, assuming the exercise and conversion of all securities.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure beginning on page 233 of the Amended Proxy Statement.

62.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to show a range of redemption scenarios beginning on page 95 of the Amended Proxy Statement.

63.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: The Company acknowledges the Staff’s comment and has quantified the value of warrants at $677,886, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and added that disclosure to page 74 of the Amended Proxy Statement.

64.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Staff is correct that the underwriting fees remain constant and are not adjusted based on redemptions. The Company has provided additional disclosure on page 168 of the Amended Proxy Statement in response to the Staff’s comment.

65.	We note the ownership percentages disclosed on page 217. Please tell us whether you will be a controlled company following the transactions and, if so, disclose the related risks to investors. Also ensure you revise your disclosure beginning on page 159.

RESPONSE:. Although after the consummation of the Business Combination a single person will hold more than 50% of the voting power for the election of the Combined Company’s directors, the Company does not intend to avail itself of the "controlled company exemption" under the Nasdaq rules.

66.	We note multiple references to completion of a PIPE financing. Please disclose the status of that intended transaction and the material terms. Also disclose whether completion of that financing is a condition to closing.

RESPONSE: As of April 8, 2022, the Company has not entered into any subscription agreements providing for the purchase of any shares of GACQ common stock in a PIPE financing. When the Company enters into any such arrangements, the Company will file a Current Report on Form 8-K and an amendment to the Proxy Statement, disclosing the material terms of such arrangements.

67.	For each business combination proposal, disclose how the type and amount of consideration was negotiated between the parties, including proposals and counter- proposals, and who negotiated the terms of the transaction for each party. Ensure your revisions explain clearly how the form and amount of consideration for each of Luminex and GP Global were determined, including any reasons for the difference. For example, explain in specific detail why you are paying a higher valuation with stock consideration for GP Global.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional and more specific disclosure describing the negotiations regarding consideration for each business combination propossal including on pages 22, 23, 106 (and following), 111 and 122 of the Amended Proxy Statement.

68.	Please refer to pages 94 and 95 regarding the engagement of Whitewater. Disclose the “projections and inputs” each target company provided to Whitewater. Also provide more specific disclosure of the exact substance of the discussions involving Whitewater that occurred from July 16 to September 10, 2021, as mentioned on page 95, and the discussion on September 11, 2021. Finally, disclose the information required by Item 14(a)(6) of Schedule 14A regarding the presentation by Whitewater on September 11, 2021.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional and more specific disclosure beginning on page 106 of the Amended Proxy Statement.

69.	It appears from your disclosure that Luminex and GP Global are engaged in similar businesses and manufacture similar products. Please disclose any overlap in the product portfolio, services provided and customers.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 17 of the Amended Proxy Statement.

70.	Please revise to explain in detail the methodology underlying the valuations you proposed for each entity during the course of negotiations. As one example, we note the July 5, 2021 valuation of Luminex disclosed on page 94. We also note the September 20, 2021 proposal regarding GP Global. In addressing this comment, revise to explain how each factor resulted in the valuation proposed rather than merely listing factors considered.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 18 of the Amended Proxy Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner